                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2004

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]       Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FURNISHED ON THIS FORM:


                                TABLE OF CONTENTS



1.   FINANCIAL REPORT FOR FY2004 1ST HALF (FROM OCTOBER 1, 2003 TO MARCH 31,
     2004) [ENGLISH TRANSLATION]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Crayfish Co., Ltd.
                                       -----------------------------------------
                                                     (Registrant)

                                       By         /s/ Kazuhiko Muraki
                                          --------------------------------------
                                                     (Signature)
                                          Kazuhiko Muraki
                                          President and Representative Director

Date: June 28, 2004

                              [English Translation]

[Note: This English translation of the "Financial Report for FY2004 1st half" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS


The attached document - "FINANCIAL REPORT FOR FY2004 1ST HALF" -- contain forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained under the heading "Business Overview" in each document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                                    Contents


                                                                                          Page


Part I  INFORMATION ON THE COMPANY

   Part 1  Overview of the Company                                                         3

          1  Key financial data and trends                                                 3

          2  Description of business                                                       5

          3  Information on related companies                                              5

          4  Employees                                                                     5

   Part 2  Business Overview                                                               6

          1  Overview of business results                                                  6

          2  Production, orders received and sales                                         7

          3  Issues                                                                        7

          4  Important business contracts                                                  7

          5  Research and development                                                      7

   Part 3  Property, Plant and Equipment                                                   7

          1  Major property and equipment                                                  7

          2  Plan for new additions and disposal                                           8

   Part 4  Corporate Information                                                           8

          1  Information for shares                                                        8

          (1)        Number of shares, etc.                                                8

          (2)        Status of subscription rights, etc.                                   8

          (3)        Change in the number of shares issued and amount of paid-in capital   8

          (4)        Principal of shareholders                                             9

          (5)        Voting rights                                                         9

          2  Changes in the market price of the Company's shares                           9

          3  Members of the board of directors and corporate auditors                      10

   Part 5  Financial Information                                                            10

          1  Semi-annual consolidated financial statements                                 11

          (1)        Semi-annual consolidated financial statements                         11

          (2)        Others                                                                17

          2  Semi-annual financial statements                                              18

          (1)        Semi-annual financial statements                                      18

          (2)        Others                                                                27

   Part 6  Reference for the Company                                                        27


Part II  INFORMATION ON THE COMPANY'S GUARANTOR                                            27




(Cover Sheet)


(Submitted document)                          Financial Report for FY2004 1st half

(To)                                          The Chair of Kanto Financial Bureau

(Filling date)                                June 25, 2004

(The period of 1st half FY2004)               1st half FY2004 (From October 1, 2003 to March 31, 2004)

(Company name)                                Crayfish Co., Ltd.

(English name)                                Crayfish Co., Ltd.

(Representative)                              President and Representative Director: Kazuhiko Muraki

(Headquarter location)                        Minami-Ikebukuro1-16-15, Toshima-ku, Tokyo

(Telephone number)                            (03) 5954-7555

(Contact person)                              Director and Chief Financial Officer: Kazuhiro Tamura

(Contact information)                         Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo

(Telephone number)                            (03) 5954-7555

(Contact person)                              Director and Chief Financial Officer: Kazuhiro Tamura

(Local for viewing the Financial Report)      Tokyo Stock Exchange, Inc.

                                              (Nihonbashi Kabuto-cho 2-1, Chuou-ku, Tokyo)




Part I (INFORMATION ON THE COMPANY)

   Part 1 (Overview of the Company)


1 (Key financial data and trends)


   (1) Consolidated financial data


     Fiscal year                         FY2002 1st half  FY2003 1st half   FY2004 1st half        FY2002          FY2003
 ------------------------------------------------------------------------------------------------------------------------------

        Period                          From Oct 1, 2001 From Oct 1, 2002  From Oct 1, 2003  From Oct 1, 2001 From Oct 1, 2002
                                        To Mar 31, 2002  To Mar 31, 2003   To Mar 31, 2004   To Sep 30, 2002  To Sep 30, 2003
 ------------------------------------------------------------------------------------------------------------------------------


   Net sales                (Thousands              --               --         1,519,416                --               --
                              of yen)
 ------------------------------------------------------------------------------------------------------------------------------
   Ordinary income          (Thousands              --               --           264,630                --               --
                              of yen)
 ------------------------------------------------------------------------------------------------------------------------------
   Net income               (Thousands              --               --           365,844                --               --
                              of yen)
 ------------------------------------------------------------------------------------------------------------------------------
   Net assets               (Thousands              --               --         2,503,446                --               --
                              of yen)
 ------------------------------------------------------------------------------------------------------------------------------
   Total assets             (Thousands              --               --         3,809,106                --               --
                              of yen)
 ------------------------------------------------------------------------------------------------------------------------------
   Net assets per share        (Yen)                --               --        243,810.52                --               --
 ------------------------------------------------------------------------------------------------------------------------------
   Net income per              (Yen)                --               --         35,629.54                --               --
   share-basic
 ------------------------------------------------------------------------------------------------------------------------------
   Net income per              (Yen)                --               --                --                --               --
   share-diluted
 ------------------------------------------------------------------------------------------------------------------------------
   Equity ratio                (%)                  --               --              65.7                --               --
 ------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by     (Thousands              --               --           412,960                --               --
   operating income           of yen)
 ------------------------------------------------------------------------------------------------------------------------------
   Net cash used in         (Thousands              --               --            (21,453)              --               --
   investing activities       of yen)
 ------------------------------------------------------------------------------------------------------------------------------
   Cash flows from          (Thousands              --               --                --                --               --
   financing activities       of yen)
 ------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents (Thousands             --               --         2,332,822                --               --
   at the end of the period     of yen)

 ------------------------------------------------------------------------------------------------------------------------------

   Employees                 (Number)               --               --                42                --               --
   () represents the
   number of average
   temporary employees
   for the period.                                  (--)             (--)              (12)              (--)             (--)
 ------------------------------------------------------------------------------------------------------------------------------



  (Notes) 1 Net sales are presented exclusive of consumption tax.

          2 The Company has started preparing consolidated financial statements from October 1, 2003 (FY2004). Therefore consolidated financial data before the period is not stated.

   (2)  Non-consolidated financial data





              Fiscal year               FY2002 1st half  FY2003 1st half   FY2004 1st half       FY2002           FY2003
-------------------------------------------------------------------------------------------------------------------------------

                Period                  From Oct 1, 2001 From Oct 1, 2002  From Oct 1, 2003  From Oct 1, 2001 From Oct 1, 2002
                                        To Mar 31, 2002  To Mar 31, 2003   To Mar 31, 2004   To Sep 30, 2002  To Sep 30, 2003
-------------------------------------------------------------------------------------------------------------------------------

  Net sales                 (Thousands       1,763,527           898,016         1,515,321       2,939,808         1,768,165
                              of yen)
-------------------------------------------------------------------------------------------------------------------------------
  Ordinary income           (Thousands         952,947           354,783           271,187       1,445,845           594,778
                              of yen)
-------------------------------------------------------------------------------------------------------------------------------

  Net income (loss)         (Thousands         846,650          (468,788)          372,436       1,337,929          (232,113)
                              of yen)
-------------------------------------------------------------------------------------------------------------------------------

  Equity income from
  investments if equity     (Thousands              --                --                --              --                --
  method were applied         of yen)
-------------------------------------------------------------------------------------------------------------------------------

  Common stock              (Thousands       8,060,075         8,062,325           566,685       8,060,325           566,685
                              of yen)
-------------------------------------------------------------------------------------------------------------------------------

  Shares issued and          (Shares)           10,257            10,268            10,268          10,258            10,268
  outstanding
-------------------------------------------------------------------------------------------------------------------------------

  Net assets                (Thousands      16,249,387        16,276,128         2,510,038      16,740,916         2,137,602
                              of yen)
-------------------------------------------------------------------------------------------------------------------------------

  Total assets              (Thousands      16,421,513        17,242,383         3,813,231      16,934,376         3,129,038
                              of yen)
-------------------------------------------------------------------------------------------------------------------------------

  Net assets per share         (Yen)      1,584,224.20      1,585,131.29        244,452.55    1,632,623.01        208,180.98
-------------------------------------------------------------------------------------------------------------------------------

  Net income (loss) per        (Yen)         82,583.97        (45,688.86)        36,271.56      130,478.79         (22,612.17)
  share-basic
-------------------------------------------------------------------------------------------------------------------------------

  Net income per share         (Yen)         82,578.20                --                --              --                --
-------------------------------------------------------------------------------------------------------------------------------

  Cash dividends per share     (Yen)                --                --                --              --                --
-------------------------------------------------------------------------------------------------------------------------------

  Equity ratio                  (%)               99.0              94.4              65.8            98.9              68.3
-------------------------------------------------------------------------------------------------------------------------------

  Net cash provided by      (Thousands       1,256,178           317,802                --       1,839,912          (219,193)
  (used in) operating         of yen)
  activities
-------------------------------------------------------------------------------------------------------------------------------

  Net cash provided by      (Thousands         127,971            97,087                --         140,714           109,633
  investing activities        of yen)
-------------------------------------------------------------------------------------------------------------------------------

  Net cash provided by
  (used in) financing       (Thousands           2,000             4,000                --           2,250        (14,371,200)
  activities                  of yen)
-------------------------------------------------------------------------------------------------------------------------------

  Cash and cash
  equivalents at the end    (Thousands      15,815,348        16,830,966                --      16,412,076         1,931,315
  of the period               of yen)
-------------------------------------------------------------------------------------------------------------------------------

  Employees                  (Number)               50                20                42              43                37
  () represents the
  number of average
  temporary employees for
  the period.                                       (13)              ( 7)              (12)            (16)               ( 7)
-------------------------------------------------------------------------------------------------------------------------------


  (Notes) 1 Net sales are presented exclusive of consumption tax.

          2 FY2002 1st half, FY2003 1st half, FY2002 and FY2003 for "Equity income from investments if equity methods were applied" section was not applied because of no its affiliates for which equity method should be applied. FY2004 1st half in "Net income per share" and "Cash flow" sections are not stated, because of stated at the consolidated financial data.

          3 Net income (loss) per share-diluted for FY2004 1st half and FY2002 are not stated due to the fact that premium on subscription right was not occurred. Net income (loss) per share-diluted for 1st half of FY2003 and FY2003 were not stated due to net loss for each period.

          4 Information on cash flows for FY2004 1st half is stated at consolidated financial data because non-consolidated statement of cash flow for the period is not prepared.

2 (Description of business)


     Since March 2003, Crayfish has conducted internet advertising space business as part of its efforts to increase earning by implementing new business and Cyber Joy, Inc., which is included on segment in class of Media business, has been established to improve the marketing of this business.

     The Company had previously described its e-mail hosting service offering under the name "DESKWING" as Hosting business, however the description has changed to Server business from the current period. Moreover, its Software business and Hardware business have been included in segment in class of Commodity Sales business from the current period.




3 (Information on related companies)





                                               Capital                             Voting right
                                             (Millions of                        held by Crayfish
                    Name         Address         yen)            Business             (%)             Relation
------------------------------------------------------------------------------------------------------------------

Consolidated  Cyber Joy, Inc.  Toshima-ku,            10      Media business              100.0
 Subsidiary                       Tokyo                                                  (100.0)
    (Newly)
------------------------------------------------------------------------------------------------------------------


  (Notes) 1 The Company is a holly owned consolidated subsidiary established on October 1, 2003.


4 (Employees)


   (1) The following is information of consolidated companies



                                                                                        As of March 31, 2004

          Name of segment in class of business                                           Number of employees
 -----------------------------------------------------------------------------------------------------------------

   Sarver business                                                                                11 (10)
   Commodity Sales business                                                                        8 ( 1)
   Media business                                                                                  9 ( 0)
   Others                                                                                          3 ( 1)
   Whole Company (Common)                                                                         11 ( 0)
 -----------------------------------------------------------------------------------------------------------------

                          Total                                                                   42 (12)
 -----------------------------------------------------------------------------------------------------------------


  (Notes) 1 The above numbers represent full-time employees.


          2 Numbers in parenthesis represents the number of average temporary employees for 1st half of FY2004.


          3 Number of employees at whole Company (common) represents number of administration employees, which cannot compartmentalize to certain segments.



   (2) The following is information of the Company



                                                                                        As of March 31, 2004
 -------------------------------------------------------------------------------------------------------------------

    Number of employees                                                                             42 (12)
 -------------------------------------------------------------------------------------------------------------------



  (Notes) 1 The above numbers represent full-time employees.
          2 Numbers in parenthesis represent the number of average temporary employees for 1st half of FY2004.


  (3) Labor union


       There is no significant information to be disclosed.

Part 2 (Business Overview)


1(Overview of business results)


  (1) Results


     In semi-annual FY2004 (October 1, 2003 to March 31, 2004, the "Current Consolidated Period"), consumer prices have been low during the Current Consolidated Period. However company earnings, capital and personal expenditures showed signs of modest recovery. At the same time Economic demand balance gradually towards to modification.

     The Company and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and optical fiber, helping the Internet industry to continuously and steadily develop. It is expected that prices will remain low due to increasingly fierce competition in the hosting and server industry. The Company has aimed to increase profits by strengthening its new software and hardware sales and advertisement business, in addition to its core business.

     In its server business, the Company has tried to control DESKWING subscriber cancellations, and as a result, the monthly subscription cancellation rate has stabilized near one percent. In spite of its efforts to acquire new subscribers, total subscribers decreased to 7,290 at the end of the Current Consolidated Period (8,209 at September 31, 2003). As a result, revenues and operating income from the Company's server business in the Current Consolidated Period were JPY568 million and JPY310 million, respectively.

     In the commodity business, the Company launched its Resource Planning package (ERP), Virus Checker, PC-FAX software and hardware in the Current Consolidated Period. The Company sells these products to Hikari Tsushin affiliates, such as IE Group, Inc. and CalltoWeb, Inc., who then resell the products to the customers. Revenues and operating income from the sales of these products in the Current Consolidated Period were JPY557 million and JPY38 million, respectively. The Company will continue to aim to expand its income by extending the reach of its products and services.

     In the media business, the Company has expanded its web site partner and advertiser network, and established its wholly owned subsidiary Cyber Joy, Inc. to promote and support its business. Revenues and operating income from the Company's advertising business in the Current Consolidated Period were JPY361 million and JPY5 million, respectively.

     Revenues and operating income from the Others in the Current Consolidated Period were JPY31 million and JPY30 million, respectively.

     Cyber Joy, Inc., a wholly owned subsidiary, liaises closely with the advertising business, and sells internet advertising spaces. Revenues in the Current Consolidated Period were JPY51 million.

     Consolidated operating income for the Current Consolidated Period showed revenues of JPY1,519 million, operating income of JPY268 million, ordinary income of JPY264 million, net income of JPY365 million. Comparison with the previous fiscal year is not stated, because the Company started preparing consolidated financial statements since FY2004.



  (2) Cash flows

                                                          Consolidated FY2004 1st half
                                                       (From Oct 1, 2003 to Mar 31, 2004)
   ----------------------------------------------------------------------------------------

                                                                           Millions of yen

    Net cash provided by operating activities                                       412
    Net cash used in investing activities                                          (21)
    Cash flows from financing activities                                             --
    Cash and cash equivalents at the end of period                                2,332
   ----------------------------------------------------------------------------------------


  (Note) Consolidated financial statements for FY2003 1st half (From October 1, 2002 to March 31, 2003) is not stated, because the Company started preparing consolidated financial statements since FY2004.

     Cash balances remained positive in the Current Period due mainly to the stabilization of the Company's server business. Net cash provided by operating activities was JPY412 million and net cash used in investing activities was JPY21 million, respectively. Accordingly, cash and cash equivalents at the end of the period was JPY2,332 million.

2 (Production, orders received and sales)

  (1) Actual production

     Information on actual production has been omitted because the Company provides total internet services in which no production cycle is involved.


  (2) Orders received

     The Company does not produce by order. As a result, description hereto is omitted.


  (3) Actual sales

     Each segment sales performance of consolidated FY2004 1st half is described as follows:




                                                                                                   (Millions of yen)


    Name of segment in class of business          Consolidated FY2004 1st half       Year-to-year comparison (%)
                                               (From Oct 1, 2003 to Mar 31, 2004)
---------------------------------------------- ----------------------------------- ---------------------------------

Server business                                                    568                            --
---------------------------------------------- ----------------------------------- ---------------------------------

Commodity sales business                                           557                            --
---------------------------------------------- ----------------------------------- ---------------------------------

Media business                                                     361                            --
---------------------------------------------- ----------------------------------- ---------------------------------

Others                                                              31                            --
---------------------------------------------- ----------------------------------- ---------------------------------

                    Total                                        1,519                            --
---------------------------------------------- ----------------------------------- ---------------------------------



  (Notes) 1 Inter-segment transactions are set-off.

          2 The Company has started preparing consolidated financial statements since FY2004, therefore the year-to-year comparison section is not stated.

          3 Actual sales to our main partner companies and the ratio for the actual sales to the total actual sales are as follows:





        Main partner companies                 Consolidated FY2004 1st half
                                         (From October 1, 2003 to March 31, 2004)
--------------------------------------- -------------------------------------------

                                        Amounts (Millions of yen)     Ratio (%)
--------------------------------------- -------------------------- ----------------

IE Group, Inc.                                                497               33
--------------------------------------- -------------------------- ----------------

First Charge, Inc.                                            290               19
--------------------------------------- -------------------------- ----------------



  (Notes) 1 The above information is presented exclusive of consumption tax.

          2 The Company has started preparing consolidated financial statements from FY2004, therefore the above information is not applicable previous period.


3 (Issues)


     In its server business, the Company will continue to enhance customer satisfaction and reduce cancellations. The Company will continue to identify software products that meet customer needs and develop relationships with sales agents to effectively market these products. In its internet advertisement space business, the Company will focus on strengthening its products and services to keep current profitability. The Company will aim to quickly and unerringly offer hardware products, and then try to meet customer needs.

     The Company aims to provide its customers satisfaction with its services and products, and to maintain positive profitability by stabilizing revenue from the DESKWING business and strengthening its new businesses.


4 (Important business contracts)


     There were no significant contracts made during FY2004 1st half.

5 (Research and development)
        Not applicable.


Part 3 (Property, Plant and Equipment)


1 (Major property and equipment)


     There is no significant information to be disclosed in the period.

2 (Plan for new additions and disposal)


     There was no significant change and completion for new additions of and disposals of property, plant and equipment in 1st half of FY2004 in which the Company has been planning to do so from the end of previous fiscal year. In addition, there is no additional plan for new additions of and disposals of property, plant and equipment.


Part 4 (Corporate Information)

1 (Information for shares)

  (1) (Number of shares, etc.)


     a) (Total number of shares authorized to issue)

                      Type of shares                            Number of shares authorized to issue (shares)
 -------------------------------------------------------------------------------------------------------------------

                       Common stock                                                                     40,996
 -------------------------------------------------------------------------------------------------------------------

                           Total                                                                        40,996
 -------------------------------------------------------------------------------------------------------------------



     b) (Number of shares issued and outstanding)




                    Number of shares issued and     Number of shares issued and  Name of securities market
                outstanding at the end of 1st half   outstanding at the filing     or name of registered
 Type of shares              of FY2004                          date                securities dealers
                      (As of March 31, 2004)           (As of June 25, 2004)            association        Description
 ----------------------------------------------------------------------------------------------------------------------

  Common stock                              10,268                      10,268    Tokyo Stock Exchange         --
                                                                                  Mothers
 ----------------------------------------------------------------------------------------------------------------------

     Total                                  10,268                      10,268              --                 --
 ----------------------------------------------------------------------------------------------------------------------


    (Note) The number of shares issued and outstanding at the filing date does not include shares issued by exercising unsecured bounds (with stock warrants) from June 1, 2004 to the filing date of this report.


  (2) (Status of subscription rights, etc.)


          Balance and other information about unsecured bonds with stock warrants which are considered as unsecured bonds with subscription rights pursuant to the paragraph 2 of Article 19 of Law for amendment and Reform of the Commercial Code, etc. are as follows:




          The 3rd unsecured bonds (with subscription rights)  (September 27, 1999)


                                               Semi-annual consolidated FY2004         One month after filling date
                                                   (As of March 31, 2004)                  (As of May 31, 2004)
------------------------------------------- -------------------------------------- -------------------------------------

Balance of stock warrant (Thousands of                                  1,687,500                             1,687,500
yen)
------------------------------------------- -------------------------------------- -------------------------------------

Issue price of the issuing stock by the                              1,033,520.30                          1,033,520.30
exercise of subscription rights (Yen)
------------------------------------------- -------------------------------------- -------------------------------------

Amount to be credited to common stock                                  516,760.15                            516,760.15
account per share (Yen)
------------------------------------------- -------------------------------------- -------------------------------------



  (3) (Change in the number of shares issued and amount of paid-in capital)


                     Changes in the      Balance of
                    number of shares   shares issued   Changes in the    Balance of     Changes in the         Balance of
       Date            issued and           and       amount of common  common stock  amount of additional  additional paid-in
                       outstanding      outstanding         stock       (Thousands     paid-in capital          capital
                         (Share)          (Share)    (Thousands of yen)    of yen)    (Thousands of yen)   (Thousands of yen)
 -------------------------------------------------------------------------------------------------------------------------------

  From Sep 1, 2003                 --        10,268                 --      566,685                   --              465,101
  To Mar 31, 2004
 -------------------------------------------------------------------------------------------------------------------------------


  (4) (Principal of shareholders)



                                                                                                            As of March 31, 2004

                Name of shareholders                                    Address                      Shareholdings   Ratio (%)
                                                                                                       (Shares)
 --------------------------------------------------------------------------------------------------------------------------------

   Hikari Tsushin, Inc.                              Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo            8,369        81.51
 --------------------------------------------------------------------------------------------------------------------------------

   Hikari Tsushin Partners, L.P. General Partner     C/O Maples And Calder. P. O. BOX309. George              600         5.84
   Hikari Tsushin Capital, Inc.                      Town. Grand Cayman
   (Standing Proxy: HTC, Inc)
 --------------------------------------------------------------------------------------------------------------------------------

   Hero and Co.                                      101 Barclay Street ADR DEPT 22 West New                  398         3.88
   (Standing Proxy: Mizuho Corporate Bank)           York. NY 10286 USA.
 --------------------------------------------------------------------------------------------------------------------------------

   BNY for Penson Fin Serv Inc.                      C/O Pension Worldwide Settlements LTD 31                 123         1.20
   (Standing Proxy: The Bank of                      Worship Street London EC2A 2DX United Kingdom
   Tokyo-Mitsubishi, Ltd.)
 --------------------------------------------------------------------------------------------------------------------------------

   Mitsuru Nakamura                                  Sugesengoku 2-30-8, Tama-ku, Kanagawa                     72         0.70
 --------------------------------------------------------------------------------------------------------------------------------

   MLPFS Custody Financial                           South Tower World Financial Center New York               53         0.52
   (Standing Proxy: Merrill Lynch Japan              NY 10080-0801 USA
   Securities Co., Ltd.)
 --------------------------------------------------------------------------------------------------------------------------------

   CalltoWeb, Inc.                                   Minami-Ikebukuro 2-49-7, Toshima-ku, Tokyo                42         0.41
 --------------------------------------------------------------------------------------------------------------------------------

   Yoshiharu Takahashi                               Nichiei Intec Co., Ltd., Nishiogu 7-57-8,                 27         0.26
                                                     Arakawa-ku, Tokyo
 --------------------------------------------------------------------------------------------------------------------------------

   Bear Stearns Sec Corp-Clearing                    One Metrotech Center North Brooklyn New York              22         0.21
   (Standing Proxy: Citibank, N.A.)                  11201-3859 U.S.A.
 --------------------------------------------------------------------------------------------------------------------------------

   Tsuguo Amai                                       Nishi-Nippori 6-4-16-504, Arakawa-ku, Tokyo               21         0.20
 --------------------------------------------------------------------------------------------------------------------------------

                       Total                                              --                                9,727        94.73
 --------------------------------------------------------------------------------------------------------------------------------




  (5) (Voting rights)


     a) (Shares issued and outstanding)





                                                                                                As of March 31, 2004

                      Category                        Number of shares      Amount of voting        Substance
                                                                                  right
 -------------------------------------------------------------------------------------------------------------------

   Shares without voting rights                              --                    --                   --
 -------------------------------------------------------------------------------------------------------------------

   Shares with limited voting rights (Treasury               --                    --                   --
   stock, etc.)
 -------------------------------------------------------------------------------------------------------------------

   Shares with limited voting rights (Others)                --                    --                   --
 -------------------------------------------------------------------------------------------------------------------

   Shares with voting rights (Treasury stock,                --                    --                   --
   etc.)
 -------------------------------------------------------------------------------------------------------------------

   Shares with voting rights (Others)                Common stock 10,268               10,268           --
 -------------------------------------------------------------------------------------------------------------------

   Shares less than one unit                                 --                    --                   --
 -------------------------------------------------------------------------------------------------------------------

   Shares issued and outstanding                                  10,268           --                   --
 -------------------------------------------------------------------------------------------------------------------

   Amount of total shareholders' voting rights               --                        10,268           --
 -------------------------------------------------------------------------------------------------------------------



   b)  (Treasury stocks, etc.)




                                                                                             As of March 31, 2004

  Owners name  Owner's address  Company's name   Other's name    Total owning shares  Ratio of owning treasury stock
                                owning shares   owning shares                               to outstanding shares
 -------------------------------------------------------------------------------------------------------------------

      --             --               --               --               --                        --
 -------------------------------------------------------------------------------------------------------------------

     Total           --               --               --               --                        --
 -------------------------------------------------------------------------------------------------------------------



2 (Changes in the market price of the Company's shares)

    (Monthly high and low prices during 1st half of FY2004)



        Month          Oct. 2003       Nov. 2003      Dec. 2003       Jan. 2004       Feb. 2004       Mar. 2004
 -------------------------------------------------------------------------------------------------------------------

     High (Yen)            839,000        690,000         500,000         540,000         459,000         450,000
 -------------------------------------------------------------------------------------------------------------------

      Low (Yen)            319,000        430,000         300,000         415,000         400,000         400,000
 -------------------------------------------------------------------------------------------------------------------


    (Note) High and low prices above are share prices on the Tokyo Stock Exchange of "Mothers" market.

3 (Members of the board of directors and corporate auditors)


     From the submission of the financial report of previous fiscal year to submission of the financial report of the current period, change in members of the board of directors and corporate auditors are described as follows.

     (Exiting Director)



                Position                                  Name                                 Date
----------------------------------------- ------------------------------------- ------------------------------------

                Director                            Yoshitaka Enoki                      February 29, 2004
----------------------------------------- ------------------------------------- ------------------------------------




Part 5  (Financial Information)

1 Basis of preparation of the semi-annual consolidated and non-consolidated financial statements


(1) The semi-annual consolidated financial statements for fiscal year 1st half of the Company are prepared in accordance with the "Regulation Concerning the Terminology, Forms and Preparation Methods of the Semi-annual Consolidated Financial Statements" ("Regulation for Semi-annual Consolidated Financial Statements") (Ministry of Finance Ordinance No. 24,
     1999). The Company has started preparing consolidated financial statements since FY2004, therefore in prior consolidated FY2003 1st half (from October 1, 2002 to March 31, 2003), consolidated financial statements were not prepared.

(2) The semi-annual financial statements for fiscal year 1st half of the Company are prepared in accordance with the "Regulation Concerning the Terminology, Forms and Preparation Methods of the Semi-annual Financial Statements" ("Regulation for Semi-annual Financial Statements") (Ministry of Finance Ordinance No. 38, 1977). Semi-annual financial statements for the previous period (from October 1, 2002 to March 31, 2003) are based on Regulation for semi-annual Financial Statements prior to its amendment; semi-annual financial statements for the current period (from October 1, 2003 to March 31, 2004) are based on Regulation for semi-annual Financial Statements after its amendment.

(3) The Company established a subsidiary, which is consolidated in FY2004 1st half (from October 1, 2003 to March 1, 2004); the Company has started preparing semi-annual consolidated financial statements since the current period, therefore year-to-year comparison is not stated in semi-annual consolidated balance sheet, semi-annual consolidated statement of income, semi-annual consolidated statement of retained earnings and semi-annual consolidated statement of cash flow.


2   Audit report

     Pursuant to Article 193-2 of "the Securities and Exchange Law", the semi-annual consolidated financial statements for the consolidated current period (from October 1, 2003 to March 31, 2004), and semi-annual financial statements for the current period (from October 1, 2003 to March 31, 2004) and the previous period (from October 1, 2002 to March 31, 2003) have been audited by Sanyu & Co.

1  (Semi-annual consolidated financial statements)

  (1)  (Semi-annual consolidated financial statements)

    a) (Semi-annual consolidated balance sheet)

                                                         (Thousands of yen)
                                                     ----------------------------
                                                     Consolidated FY2004 1st half
                                                          (March 31, 2004)
                                                     ----------------------------

                  Items                      Notes        Amounts      Ratio (%)
                                             number
------------------------------------------- -------- ----------------- ----------

                    (Assets)


I        Current Assets

      1. Cash on hand and in banks                          2,332,022
      2. Accounts receivable-trade                            309,272
      3. Securities                                           200,799
      4. Inventories                                           22,634
      5. Deferred tax assets                                  105,794
      6. Official credit deposit               N2             782,081
      7. Others                                                15,937
      8. Allowance for doubtful accounts                      (7,434)
                                                     -----------------
         Total current assets                               3,761,107       98.7

II       Fixed assets

      1. Property and equipment                N1              22,117
      2. Intangible assets                                     23,590
      3. Investments and others                                 2,290
                                                     -----------------
         Total fixed assets                                    47,999        1.3
         Total assets                                       3,809,106      100.0
                                                     -----------------



                                                          (Thousands of yen)
                                                     -----------------------------
                                                     Consolidated FY2004 1st half
                                                           (March 31, 2004)
                                                     -----------------------------

                 Accounts                    Notes         Amounts       Ratio (%)
                                             number
------------------------------------------- -------- ----------------- -----------
                   (Liabilities)

I       Current liabilities
      1.Accounts payable-trade                                416,332
      2.Accounts payable-other                                 69,610
      3.Income taxes payable                                    1,932
      4.Allowance for accrued bonus                            11,194
      5.Allowance for settlement of                           782,081
        litigation
      6.Others                                                 24,508
                                                     -----------------
        Total current liabilities                           1,305,660        34.3
        Total liabilities                                   1,305,660        34.3

               (Shareholders' equity)

I       Common stock                                          566,685        14.9
II      Capital surplus                                       465,101        12.2
III     Earnings surplus                                    1,471,659        38.6
                                                     -----------------
        Total shareholders' equity                          2,503,446        65.7
        Total liabilities and shareholders'
        equity                                              3,809,106       100.0
                                                     -----------------


       b) (Semi-annual consolidated statement of income)


                                                                       (Thousands of yen)
                                                                 ----------------------------------
                                                                   Consolidated FY2004 1st half
                                                                 (From Oct 1, 2003 to Mar 31, 2004)
                                                                 ----------------------------------

                       Accounts                         Notes              Amounts         Ratio (%)
                                                        number
------------------------------------------------------- ---------- ----------------------- ---------

I        Net Sales                                                              1,519,416     100.0

II       Cost of Sales                                                            892,021      58.7
                                                                               -----------
            Gross profit                                                          627,395      41.3

III      Selling, General and Administrative Expense    N1                        358,403      23.6
                                                                               -----------
            Operating income                                                      268,992      17.7

IV       Non-operating Income

         1. Interest income                                                33
         2. Foreign currency exchange gain                                323
         3. Interest on refund                                            195
         4. Others                                                         25         577       0.0
                                                                   -----------

V        Non-operating Expense

         1. Rent expense                                                1,529
         2. Litigation costs                                            3,100
         3. Others                                                        309       4,939       0.3
                                                                   ----------- -----------
            Ordinary income                                                       264,630      17.4

VI       Special Gain

         1. Bad debt recovered                                            342                   0.0
         2. Others                                                         69         411
                                                                   -----------


VII      Special Losses

         1. Loss on disposal of fixed assets            N2              3,057       3,057       0.2
                                                                   ----------- -----------
            Income before income taxes                                            261,985      17.2
            Corporate, inhabitants and enterprise                       1,935
            taxes
            Income taxes-deferred                                   (105,794)   (103,859)     (6.9)
                                                                   ----------- -----------

            Net income                                                            365,844      24.1
                                                                               -----------


    c)  (Semi-annual consolidated statement of retained earnings)




                                                                       (Thousands of yen)
                                                                 ----------------------------------

                                                                   Consolidated FY2004 1st half
                                                                 (From Oct 1, 2003 to Mar 31, 2004)
                                                                 ----------------------------------

                      Accounts                          Notes                  Amounts
                                                        number
----------------------------------------------------- ---------- ---------------------------------

(Capital surplus)

      I  Capital surplus at the beginning of the
         period                                                                           465,101
                                                                                  ----------------

     II  Capital surplus at the end of the period                                         465,101
                                                                                  ----------------



(Earnings surplus)

      I  Earnings surplus at the beginning of the
         period                                                                         1,105,815


     II  Increase in earning surplus


         Net income                                                      365,844          365,844
                                                                 ---------------- ----------------

    III  Earnings surplus at the end of period                                          1,471,659
                                                                                  ----------------


    d) (Semi-annual consolidated statement of cash flows)


                                                                              (Thousands of yen)
                                                                       ---------------------------------
                                                                         Consolidated FY2004 1st half
                                                                       (From Oct 1, 2003 to Mar 31, 2004)
                                                                       ---------------------------------

                         Accounts                             Notes                 Amounts
                                                              number
------------------------------------------------------------ --------- ---------------------------------

I   Cash flows from operating activities
      1.  Income before income taxes                                                            261,985
      2.  Depreciation and amortization                                                           7,588
      3.  Decrease in allowance for doubtful accounts                                         (262,650)
      4.  Increase in allowance for bonus                                                         2,075
      5.  Interest income                                                                          (33)
      6.  Loss on disposal of property and equipment                                              3,057
      7.  Increase in accounts receivable-trade                                               (184,078)
      8.  Decrease in bankruptcy reorganization claim                                           260,820
      9.  Increase in inventories                                                              (20,269)
     10.  Increase in accounts payable                                                          281,269
     11.  Others                                                                                 64,291
                                                                       --------------------------------
             Subtotal                                                                           414,057
                                                                       --------------------------------
     12.  Interest received                                                                          48
     13.  Income taxes paid                                                                     (1,145)
                                                                       --------------------------------

            Net cash provided by operating activities                                           412,960
                                                                       --------------------------------

II  Cash flows from investing activities
      1.  Deposit in time deposit                                                             (200,000)
      2.  Refunding of time deposit                                                             200,000
      3.  Purchase of property and equipment                                                    (3,544)
      4.  Proceeds from sales of property and equipment                                             303
      5.  Purchase of intangible assets                                                        (18,212)
                                                                       --------------------------------

            Net cash used in investing activities                                              (21,453)
                                                                       --------------------------------

III Cash flows from financing activities                                                            --
                                                                       --------------------------------

IV  Net increase in cash and cash equivalents                                                   391,506
                                                                       --------------------------------

V   Cash and cash equivalents at the beginning of the                                         1,931,315
    period
                                                                       --------------------------------

VI  Net increase in cash and cash equivalents due to                                             10,000
    inclusion in consolidation
                                                                       --------------------------------

VII Cash and cash equivalents at the end of the period                                        2,332,822

                                                                       --------------------------------

Significant accounting policies


           Items                            Consolidated FY2004 1st half
                                          (From Oct 1, 2003 To Mar 31, 2004)
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
1  Sope of consolidation       (1) All subsidiaries are consolidated.
                                   Number of subsidiaries: 1 Company
                                   Name of consolidated company: Cyber Joy, Inc.
                                   The Company newly established Cyber Joy, Inc. on Oct 1, 2003, therefore it has been consolidated from FY2004 1st half.
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
2 Applicability of equity          Not applicable, because of no non-consolidated
  method                           subsidiaries and no affiliate companies.
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
3 Accounting period of             Subsidiary's balance sheet date is the same date as
  consolidated subsidiaries        the consolidated balance sheet date.
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
4 Significant accounting       (1) Basis and methods of valuation of assets
  policies                         a) Securities:
                                        Other securities
                                        No market quotation
                                        Cost method based on average method.

                                   b) Inventory:
                                        Commodities
                                        Cost method based on average method.

                               (2) Depreciation and amortization of fixed assets
                                   a) Property and equipment:
                                        Declining balance method:
                                        Estimated useful life is described as follows:
                                          Building:          15 years
                                          Equipment:     3 to 8 years

                                   b) Intangible fixed assets:
                                        Straight - line method
                                        Software used for the Company's operation is
                                        amortized by the straight-line method over the
                                        estimated useful life of 5 years.

                               (3) Basis for calculation of allowances
                                   a) Allowance for doubtful accounts:
                                        Allowance for doubtful accounts is provided
                                        based on past experience for normal receivables
                                        and on an estimate of the collectibility of
                                        receivables and on an estimate of the collectibility
                                        of receivables from companies in financial difficulty.

                                   b) Allowance for bonus:
                                        Accrued bonus is provided for the payment of
                                        employees' bonus based on estimated amounts of
                                        future payments attributed to the current period.

                                   c) Allowance for settlement:
                                        The company has recorded the amount it expects to pay
                                        for settlement of the class action suit related to
                                        the Company's US public offering of securities.

                               (4) Others
                                        Consolidated accounting for consumption taxes.
                                        Consumption taxes are excluded from transaction amounts.
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
5 Cash and cash equivalents             Cash and cash equivalents in the statement of cash flows
  in interim statements of              consist of cash on hand, bank deposits which can be
  cash flow                             withdrawn on demand and short-term investments which can
                                        easily be converted to cash and subject to little risk
                                        of change in value and with maturity within three months
                                        after acquisition of the securities.
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------


Notes to financial statements
   (For consolidated balance sheet)

                 Consolidated FY2004 1st half
                       (March 31, 2004)                    (Thousands of yen)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
N1 Accumulated depreciation of property and equipment:
                                                                    JPY63,602
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
N2JPY782,081 is on deposit in an escrow account pursuant to the settlement of the US class action related to the Company's public offering of securities in the U.S.
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

   (For consolidated statement of income)

                 Consolidated FY2004 1st half
               (From Oct 1, 2003 to Mar 31, 2004)          (Thousands of yen)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
N1 Major expense item and amounts in selling, general and administrative expense is described as below:
               Salaries expense                                     JPY92,858
               Directors' remuneration                              JPY37,818
               Sales commission                                     JPY79,721
               Provision for bonus                                  JPY11,194
               Provision for doubtful accounts                      JPY 5,691
               Commission paid                                      JPY45,418
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
N2 Loss on disposal of fixed assets is as follows:
               Property and equipment                               JPY 3,057
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------


   (For consolidated statement of cash flows)

                          Consolidated FY2004 1st half
                       (From Oct 1, 2003 To Mar 31, 2004)  (Thousands of yen)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
  The following is the relation between cash and cash equivalents at the current consolidated period and the items listed in consolidated balance sheet.
     Cash on hand and in banks                             JPY 2,332,022
     Time deposits with maturity more than
     3 months                                              JPY  (200,000)
     Securities                                            JPY   200,799
  ----------------------------------------------------------------------
  ----------------------------------------------------------------------
     Cash and cash equivalents                             JPY 2,332,822
  ----------------------------------------------------------------------
  ----------------------------------------------------------------------



   (For lease transactions)

             Consolidated FY2004 1st half
           (From Oct 1, 2003 to Mar 31, 2004)
--------------------------------------------------------
--------------------------------------------------------
  There are no significant transactions to be disclosed.
--------------------------------------------------------
--------------------------------------------------------

   (For securities)
      Consolidated semi-annual FY2004 (As of March 31, 2004)
         Carrying value of major securities whose fair value is not available.

                                       Amount accounted in the consolidated
         Categories                       FY2004 1st half balance sheet
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Other securities
   Free Financial Funds                              JPY200,799 thousand
-----------------------------------------------------------------------------

   (For derivative transaction)
     Consolidated semi-annual FY2004 (As of March 31, 2004)

        The Company does not engage in derivative transactions and therefore this item is not applicable.


   (Segment information)

     (Segment information in class of business)


      Consolidated FY2004 1st half  (From October 1, 2003 to March 31, 2004)                           (Thousands of yen)

                                           Commodity                                            Eliminated
                              Server         Sales          Media                                or whole
                             business       business      business      Others       Total        company     Consolidated
-------------------------- -------------- ------------- -------------- ---------- ------------ -------------- -------------
-------------------------- -------------- ------------- -------------- ---------- ------------ -------------- -------------
Net Sales:
(1) Sales to third            568,557       557,979        361,389      31,489     1,519,416        --         1,519,416
    parties
(2) Inter-group sales           --             --            --           --          --            --             --
-------------------------- -------------- ------------- -------------- ---------- ------------ -------------- -------------
-------------------------- -------------- ------------- -------------- ---------- ------------ -------------- -------------
          Total               568,557       557,979        361,389      31,489     1,519,416        --         1,519,416
-------------------------- -------------- ------------- -------------- ---------- ------------ -------------- -------------
-------------------------- -------------- ------------- -------------- ---------- ------------ -------------- -------------
Operation expenses            258,201       519,970        356,378       1,131     1,135,681      114,743      1,250,424
-------------------------- -------------- ------------- -------------- ---------- ------------ -------------- -------------
-------------------------- -------------- ------------- -------------- ---------- ------------ -------------- -------------
Operating income              310,356         38,009         5,010      30,358       383,735     (114,743)       268,992
-------------------------- -------------- ------------- -------------- ---------- ------------ -------------- -------------
-------------------------- -------------- ------------- -------------- ---------- ------------ -------------- -------------

 (Notes)  1 Classification of business segments
              The businesses segments are classified in consideration by similarity of series and market of goods.
          2 Main product of each business segment


                 Business segment                           Main products / service
              ----------------------- ---------------------------------------------------------------------
              ----------------------- ---------------------------------------------------------------------
                 Server business      Rental server (Core service: DESKWING)
              ----------------------- ---------------------------------------------------------------------
              ----------------------- ---------------------------------------------------------------------
                Commodity business    PC hardware, peripheral equipment, planning of and sales of software
              ----------------------- ---------------------------------------------------------------------
              ----------------------- ---------------------------------------------------------------------
                  Media business      Sales of internet advertising space
              ----------------------- ---------------------------------------------------------------------
              ----------------------- ---------------------------------------------------------------------
                      Others          Creating web site and consulting
              ----------------------- ---------------------------------------------------------------------
              ----------------------- ---------------------------------------------------------------------

          3 Operating expense in "Eliminated or whole company"
            (JPY114,615 thousand) represents the un-allocable expenses incurred in the Company's administration department.

(Geographical segment information)
   Geographical segment information in consolidated FY2004 1st half (From October 1, 2003 to March 31, 2004) is not stated, because the Company has no overseas subsidiaries or branches.



(Overseas net sales)
   Overseas net sales in consolidated FY2004 1st half (From October 1, 2003 to March 31, 2004) is not stated, because the Company has no overseas sales.


   (Amounts per share)

                                     Consolidated FY2004 1st half
                                      (From Oct 1, 2003 to Mar 31,
                                                 2004)
                                     -----------------------------
Net assets per share                            JPY243,810.52
Net income per share                            JPY 35,629.54
Net income per share - diluted                             --


     (Notes) 1 Net income per share-diluted is not stated because there is no premium on subscription rights.
             2 Net income per share-basic for FY 2004 1st half is calculated based on the following figures.

                                                          Consolidated FY2004 1st half
                                                         (From Oct 1, 2003 to Mar 31, 2004)
                                                         -----------------------------------
Net income                                                         JPY365,844 thousand
Amount not attributable to common shareholders                                     --
Net income attributable to common stock                            JPY365,844 thousand
Average number of shares outstanding during the period                   10,268 shares
  Information of diluted shares, which is not              (Unsecured bonds with subscription rights)
included in calculation of interim net income                    The 3rd unsecured bonds
per share for the current period due to no                      (with subscription rights)
dilutive effect.                                              (Issued on September 27, 1999)
                                                         Outstanding amounts of subscription rights
                                                                              JPY1,687,500 thousand
                                                         Issue price and amount to be
                                                        credited to common stock account per share of the
                                                        issuing stock by the exercise of subscription rights.
                                                                       Issue price: JPY1,033,520.30
                                                         Amount to be credited to common
                                                        stock account per share:
                                                                              JPY516,760.15



   (Significant subsequent events)

      Consolidated FY2004 1st half
    (From Oct 1, 2003 to Mar 31, 2004)
------------------------------------------
  Not applicable

(2) (Others)
    Not applicable

2  (Semi-annual financial statements)
   (1) (Semi-annual financial statements)
        a) (Semi-annual balance sheets)

                                                                                                       (Thousands of yen)
                                         -------------------------------------------------------------------------------------------
                                                 (March 31, 2003)            (March 31, 2004)         (September 30, 2003)
-------------------------------------    ------ ---------------------------- ------------------------- -----------------------------
            Accounts                     Notes         Amounts          Ratio        Amounts      Ratio        Amounts        Ratio
                                         number                          (%)                       (%)                         (%)
-------------------------------------    ------ ---------------------   ------ ------------------ ------ -------------------- ------
            (Assets)
I      Current Assets
1.      Cash on hand and in banks                16,830,174                     2,313,037                 1,930,519
2.      Accounts receivable-trade                   109,047                       322,374                   125,194
3.      Securities                                  200,791                       200,799                   200,795
4.      Inventories                                      29                        22,634                     2,365
5.      Deferred tax assets                              --                       105,794                        --
6.      Accounts receivable-others                   40,606                            --                        --
7.      Official credit deposit           N2             --                       782,081                   782,081
8.      Prepaid expense                               5,761                            --                        --
9.      Others                                        3,711                        15,946                    49,540
10.     Allowance for doubtful accounts             (10,600)                       (7,434)                   (9,264)
                                                 ----------                      --------                  ---------
        Total current assets                                 17,179,522  99.6             3,755,232  98.5            3,081,232  98.5
II     Fixed assets
1.      Tangible fixed assets             N1
(1)     Property                                      3,781                            --                        --
(2)     Equipment                                    44,978                            --                        --
                                                 ----------                      --------                  ---------
        Total tangible fixed assets                  48,760                        22,117                    27,166
2.      Intangible fixed assets                      11,810                        23,590                     8,348
3.      Investments and others
(1)     Investment security                               1                            --                        --
(2)     Guaranty deposits and                       262,939                            --                   273,111
        others
(3)     Allowance for doubtful                     (260,650)                           --                  (260,820)
        accounts
                                                 ----------                      --------                  ---------
        Total investments and others                  2,290                        12,290                    12,290
        Total fixed assets                                       62,861   0.4                57,999   1.5               47,806   1.5
                                                             ----------                   ---------                 ----------
        Total assets                                         17,242,383 100.0             3,813,231 100.0            3,129,038 100.0
                                                             ----------                   ---------                 ----------

                                                                                                       (Thousands of yen)
                                         -------------------------------------------------------------------------------------------
                                                 (March 31, 2003)            (March 31, 2004)         (September 30, 2003)
-------------------------------------    ------ ---------------------------- ------------------------- -----------------------------
            Accounts                     Notes         Amounts          Ratio        Amounts      Ratio        Amounts        Ratio
                                         number                          (%)                       (%)                         (%)
-------------------------------------    ------ ---------------------   ------ ------------------ ------ -------------------- ------
          (Liabilities)

 I     Current liabilities
 1.     Accounts payable-trade                      104,726                       414,228                   135,062
 2.     Accounts payable-others                      28,347                        73,528                    44,270
 3.     Income taxes payable                            591                         1,897                     1,191
 4.     Allowance for accrued bonus                   4,044                        10,229                     9,119
 5.     Allowance for settlement of                 796,325                       782,081                   782,081
        litigation
 6.     Others                            N3         32,220                        21,227                    19,711
                                                  ---------                     ---------                 ---------
        Total current liabilities                               966,255   5.6             1,303,193  34.2              991,436  31.7
                                                             ----------                   ---------                  ---------
        Total liabilities                                       966,255   5.6             1,303,193  34.2              991,436  31.7
                                                             ----------                   ---------                  ---------
        (Shareholders' equity)
 I     Common stock                       N4                  8,062,325  46.8               566,685  14.9              566,685  18.1
 II    Capital surplus                    N4
    1.  Additional paid-in capital                7,344,661                       465,101                   465,101
                                                  ---------                     ---------                 ---------
        Total capital surplus                                 7,344,661  42.6               465,101  12.1              465,101  14.9
 III   Earning surplus
    1.  Retained earnings                           869,141                     1,478,252                 1,105,815
                                                  ---------                     ---------                 ---------
        Total earnings surplus                                  869,141   5.0             1,478,252  38.8            1,105,815  35.3
                                                             ----------                   ---------                  ---------
       Total shareholders' equity                            16,276,128  94.4             2,510,038  65.8            2,137,602  68.3
                                                             ----------                   ---------                  ---------
       Total liabilities and
       shareholders' equity                                  17,242,383 100.0             3,813,231 100.0            3,129,038 100.0
                                                             ----------                   ---------                  ---------

       b) (Semi-annual statements of income)


                                                                                                                (Thousands of yen)
                                                        ----------------------------------------------------------------------------
                                                              FY2003 1st half           FY2004 1st half             FY2003
                                                             (From Oct 1, 2002         (From Oct 1, 2003        (From Oct 1, 2002
                                                             To Mar 31, 2003)           To Mar 31, 2004)         To Sep 30, 2003)
------------------------------------------------ ------ ------------------------- ------------------------- ------------------------
                   Accounts                      Notes        Amounts       Ratio       Amounts       Ratio       Amounts      Ratio
                                                 number                      (%)                       (%)                      (%)
------------------------------------------------ ------ ------------------- ----- ------------------- ----- ---------------- -------
I      Net Sales                                                898,016     100.0           1,515,321 100.0        1,768,165  100.0
II     Cost of Sales                                            299,702      33.4             888,128  58.6          649,620   36.7
                                                              ---------                     ---------              ---------
         Gross profit                                           598,314      66.6             627,192  41.4        1,118,544   63.3
III    Selling, General and Administrative
       Expense                                     N1           234,597       26.1            351,952  23.2          507,307   28.7
                                                              ---------                     ---------              ---------
         Operating Income                                       363,716      40.5             275,240  18.2          611,237   34.6
IV     Non-operating Income                        N2             7,754       0.9                 577   0.0           17,588    1.0
V      Non-operating Expense                       N3            16,687       1.9               4,630   0.3           34,048    2.0
                                                              ---------                     ---------              ---------
         Ordinary Income                                        354,783      39.5             271,187  17.9          594,778   33.6
VI     Special Gain                                N4            24,334       2.7                 411   0.0           26,932    1.5
VII    Special Losses                              N5           847,301      94.3               3,057   0.2          852,614   48.2
                                                              ---------                     ---------              ---------
         Income (loss) before income taxes                     (468,183)    (52.1)            268,542  17.7         (230,903) (13.0)
         Corporate, inhabitants and enterprise
         taxes                                            605                         1,900                  1,210
         Income taxes-deferred                             --       605       0.1  (105,794) (103,894) (6.9)    --     1,210    0.1
                                                        ----- ---------           --------- ---------       ------ ----------
         Net income (loss)                                     (468,788)    (52.2)            372,436  24.6         (232,113) (13.1)
         Retained earnings at the beginning of
         the period                                           1,337,929                     1,105,815              1,337,929
                                                              ---------                     ---------              ---------
         Retained earnings at the end of
         the period                                             869,141                     1,478,252              1,105,815
                                                              ---------                     ---------              ---------

       c) (Semi-annual statements of cash flows)



                                                                                           (Thousands of yen)
                                                                                ----------------------------------------
                                                                                  FY2003 1st half         FY2003
                                                                                 (From Oct 1, 2002    (From Oct 1, 2002
                                                                                  To Mar 31, 2003)     To Sep 30, 2003)
-------------------------------------------------------------------- ---------- -------------------- -------------------
                             Accounts                                 Notes
                                                                      number           Amounts             Amounts
-------------------------------------------------------------------- ---------- -------------------- -------------------
I      Cash flows from operating activities
     1.  Net income (loss) before income taxes                                             (468,183)           (230,903)
     2.  Depreciation and amortization                                                       18,078              29,063
     3.  Amortization for security deposit                                                      997                 997
     4.  Increase (decrease) in allowance for doubtful accounts                                 378                (787)
     5.  Increase (decrease) in allowance for bonus                                          (2,970)              2,104
     6.  Increase in allowance for litigation settlement                                    796,325             782,081
     7.  Interest income                                                                      (243)                (340)
     8.  Gain on sales of property and equipment                                            (12,396)            (14,017)
     9.  Loss on sales of property and equipment                                                 --               4,417
    10.  Loss on disposals of property and equipment                                         42,253              47,811
    11.  Increase in accounts receivable-trade                                              (86,149)           (102,295)
    12.  Increase in official credit deposit                                                     --            (782,081)
    13.  Decrease in account receivable                                                          --              42,909
    14.  Decrease (increase) in other assets                                                 52,136             (10,859)
    15.  Increase in accounts payable                                                        55,800              86,137
    16.  Decrease in other liabilities                                                      (75,215)            (70,501)
-------------------------------------------------------------------- ---------- -------------------- -------------------
            Subtotal                                                                        320,811            (216,263)
-------------------------------------------------------------------- ---------- -------------------- -------------------
    17.  Interests received                                                                     262                 362
    18.  Income taxes paid                                                                   (3,270)             (3,292)
-------------------------------------------------------------------- ---------- -------------------- -------------------
            Net cash provided by (used in) operating activities                             317,802            (219,193)
-------------------------------------------------------------------- ---------- -------------------- -------------------
II     Cash flows from investing activities
     1.  Deposit in time deposit                                                           (200,000)           (200,000)
     2.  Refunding of time deposit                                                          200,000             200,000
     3.  Acquisition of consolidated subsidiary                                                  --             (10,000)
     4.  Purchase of property and equipment                                                    (400)             (4,006)
     5.  Proceeds from sales of property and equipment                                       93,135              97,545
     6.  Proceeds from other investments                                                      4,351              26,094
-------------------------------------------------------------------- ---------- -------------------- -------------------
            Net cash provided by investing activities                                        97,087             109,633
-------------------------------------------------------------------- ---------- -------------------- -------------------
III    Cash flows from financing activities
     1.  Proceeds from issuance of new shares                                                 4,000               4,000
     2.  Payment for special dividend in connection with capital                                 --         (14,375,200)
         reduction
-------------------------------------------------------------------- ---------- -------------------- -------------------
            Net cash provided by (used in) financing activities                               4,000         (14,371,200)
-------------------------------------------------------------------- ---------- -------------------- -------------------
IV  Net increase (decrease) in cash and cash equivalents                                    418,889         (14,480,760)
-------------------------------------------------------------------- ---------- -------------------- -------------------
V   Cash and cash equivalents at the beginning of the period                             16,412,076          16,412,076
-------------------------------------------------------------------- ---------- -------------------- -------------------
VI  Cash and cash equivalents at the end of the period                                   16,830,966           1,931,315
                                                                                -------------------- -------------------

 (Note) FY2004 1st half (From October 1, 2003 to March 31, 2004) is not stated, because of introduction of consolidated FY2004 1st half financial results.

  Significant accounting policies

                                  FY2003 1st half                      FY2004 1st half                        FY2003
        Items            (From Oct 1, 2002 to Mar 31, 2003)   (From Oct 1, 2003 to Mar 31, 2004)  (From Oct 1, 2002 to Sep 30, 2003)
-----------------------  ----------------------------------  ----------------------------------   ----------------------------------
1 Basis and methods      (1) Securities                       (1) Securities                       (1) Securities
  of valuation of                      --                          Subsidiary shares:                   Subsidiary:
  assets                                                            Cost method based on average         Same as left

                             Other securities                     Other securities                      Other securities
                              No market quotation:                 No market quotation:                 No market quotation:
                              Cost method based on average          Same as left                         Same as left

                         (2) Inventory                        (2) Inventory                        (2) Inventory
                                                                   Commodity:                           Commodity:
                                       --                           Cost method based on average         Same as left

                             Supplies:                                        --                                    --
                              Last purchase method
------------------------------------------------------------------------------------------------------------------------------------
2 Depreciation and       (1) Property and equipment           (1) Property and equipment           (1) Property and equipment
  amortization of             Declining balance method:            Declining balance method:
  fixed assets                 The estimated useful                 The estimated useful
                              life and residual value              life is described as                  Same as left
                              are based upon the same              follows:
                              criteria stipulated in                   Building        15 years
                              the corporate income tax law.           Equipment   3 to 8 years

                         (2) Intangible fixed assets:         (2) Intangible fixed assets:         (2) Intangible fixed assets:
                             Straight - line method
                               Software used for the                Same as left                         Same as left
                             Company's operation is
                             amortized by the straight-line
                             method over the estimated
                             useful life of 5 years.
------------------------------------------------------------------------------------------------------------------------------------
3 Basis for              (1) Allowance for doubtful           (1) Allowance for doubtful           (1) Allowance for doubtful
  calculation of             accounts:                            accounts:                            accounts:
  allowances                  Allowance for doubtful
                             accounts is provided based             Same as left                         Same as left
                             on past experience for
                             normal receivables and on
                             an estimate of the
                             collectibility of
                             receivables and on an
                             estimate of the
                             collectibility of
                             receivables from companies
                             in financial difficulty.

                         (2) Allowance for bonus:             (2) Allowance for bonus:             (2) Allowance for bonus:
                              Accrued bonus is provided             Accrued bonus is provided            Accrued bonus is provided
                             for the payment of                   for the payment of                   for the payment of
                             employees' bonus based on            employees' bonus based on            employees' bonus based on
                             estimated amounts of future          estimated amounts of future          estimated amounts of future
                             payments attributed to the           payments attributed to the           payments attributed to the
                             current period.                      current period.                      current period.

                           (Additional information)                                                  (Additional information)
                           The bonus payment period has                                              The bonus payment period
                         been amended in the current                                               has been amended in the
                         interim period, however the                  --------                     current period. As a result,
                         period for provision is the                                               operating income, ordinary
                         same as previous amended                                                  income and net income are
                         period. Therefore it is not                                               less accounted for JPY4,559
                         influential.                                                              thousand, compared with when
                                                                                                   the existing bonus payment
                                                                                                   period.

                         (3) Allowance for settlement:        (3) Allowance for settlement:        (3) Allowance for settlement:
                              The company has recorded             The company has recorded              The company has recorded
                             the amount it expects to             the amount it expects to pay         the amount it expects to
                             pay for settlement of the            for settlement of the class          pay for settlement of the
                             class action related to the          action related to the                class action related to
                             Company's US public                  Company's US public offering         the Company's US public
                             offering of securities.              of securities.                       offering of securities.
                          (Additional information)                                                  (Additional information)
                          The plaintiffs in the above                                               The plaintiffs in the above
                         action had sought damages,                                                action had sought damages,
                         costs and expenses of an                                                  costs and expenses of an
                         unspecified amount. The                       --------                    unspecified amount. The
                         settlement agreement with the                                             settlement agreement with the
                         Plaintiffs on June 6, 2003                                                Plaintiffs on June 6, 2003
                         permits the Company to                                                    permits the Company to
                         reasonably estimate the cost to                                           reasonably estimate the cost
                         settle and bring to an end the                                            to settle and bring to an end
                         litigation and, accordingly,                                              the litigation and,
                         the Company recorded a                                                    accordingly recorded a
                         settlement allowance amount                                               settlement allowance amount
                         pursuant to the content of the                                            pursuant to the content of
                         settlement agreement for the                                              the settlement agreement for
                         current financial accounting                                              the current interim financial
                         period.                                                                   accounting period.
------------------------------------------------------------------------------------------------------------------------------------

                                  FY2003 1st half                      FY2004 1st half                        FY2003
        Items            (From Oct 1, 2002 to Mar 31, 2003)   (From Oct 1, 2003 to Mar 31, 2004)  (From Oct 1, 2002 to Sep 30, 2003)
-----------------------  ----------------------------------  ----------------------------------   ----------------------------------
4  Cash and cash           Cash and cash equivalent in                                               Cash and cash equivalent in
  equivalents            the statement of cash flows                                               the statement of cash flows
                         consist of cash on hand, bank                   --------                  consist of cash on hand, bank
                         deposits which can be withdrawn                                           deposits which can be withdrawn
                         on demand and short-term                                                  on demand and short-term
                         investments which can easily                                              investments which can easily
                         be converted to cash and are                                              be converted to cash and are
                         subject to little risk of change                                          subject to little risk of change
                         in value and with maturity with                                           in value and with maturity with
                         in three months after                                                     in three months after
                         acquisition of the securities.                                            acquisition of the securities.
------------------------------------------------------------------------------------------------------------------------------------
5 Others                 (1) Accounting for consumption      (1) Accounting for consumption        (1) Accounting for consumption
                             taxes:                              taxes:                                taxes:
                              Consumption taxes are
                            excluded from transaction             Same as left                          Same as left
                            amounts.

                         (2) Accounting for Treasury                                               (2) Accounting for Treasury
                            Stock and reversal of                                                    Stock and reversal of
                            Additional Paid-in Capital                                               Additional Paid-in Capital
                            and Legal Reserve, etc:                                                  and Legal Reserve, etc:
                              Since the current interim                                                Since the current period,
                            period, the Company has                     --------                     the Company has adopted
                            adopted "Accounting Standard                                             "Accounting Standard for
                            for Treasury Stock and                                                   Treasury Stock and Reversal
                            Reversal of Additional                                                   of Additional Paid-in Capital
                            Paid-in Capital and Legal                                                and Legal Reserve, etc"
                            Reserve, etc" (Statement of                                              (Statement of Accounting
                            Accounting Board of Japan                                                Board of Japan No. 1 issued on
                            No. 1 issued on Feb. 21,                                                 Feb. 21, 2002). There is no
                            2002). There is no effect on                                             effect on gain and loss due
                            gain and loss due to this                                                to this adoption. The capital
                            adoption. The capital section                                            section of annual balance
                            of semi-annual balance                                                   sheets, based on the revision
                            sheets, based on the revision                                            of the balance sheet
                            of the balance sheet rules.                                              rules.

                         (3) Accounting standard for net                                           (3) Accounting standard for net
                            income per share:                           --------                     income per share:
                            Since the current interim                                                Since the current period, the
                         period, the Company has adopted                                             Company has adopted "Accounting
                         "Accounting Standard for Net                                                Standard for Net Income per
                         Income per Share" (Statement of                                             share" (Statement of
                         Accounting Standard Board of                                                Accounting Standard Board of
                         Japan No. 2, issued on Sept. 25,                                            Japan No. 2, issued on
                         2002) and "The Guidance for                                                 Sept. 25, 2002) and "The
                         Implementation of the Accounting                                            Guidance for Implementation of
                         Standard for Net Income per                                                 the Accounting Standard for Net
                         Share" (The guidance for                                                    Income per Share" (The guidance
                         implementation of statement of                                              for implementation of statement
                         Accounting Standard Board of                                                of Accounting Standard Board of
                         Japan No .4, issued on Sept. 25,                                            Japan No. 4, issued on
                         2002). There is no effect on per                                            Sept. 25, 2002). There is no
                         share information of FY2002 1st                                             effect on per share information
                         half and FY2002 by the adoption                                             of FY2002 resulting from the
                         of both rules                                                               adoption of those rules.
------------------------------------------------------------------------------------------------------------------------------------

Change in presentation of financial statements

                    FY2003 1st half                                               FY2004 1st half
           (From Oct 1, 2002 to Mar 31, 2003)                           (From Oct 1, 2003 to Mar 31, 2004)
--------------------------------------------------------- ----------------------------------------------------------------
                        --------                          (Semi-annual balance sheets for FY2004)


                                                          (1)   "Accounts receivable-others" (FY2004 1st half of it is JPY8,775 thousand), which was separately stated on the FY2003 1st half, is included in "Others" in Assets from the current period, because of no monetary significance on the FY2004 1st half.

                                                          (2)   "Prepaid expense" (FY2004 1st half, JPY5,690 thousand), which was separately stated on the FY2003 1st half, is included in "Others" in
                                                               Assets from the current period, because of no monetary
                                                               significance on the FY2004 1st half.

                                                          (3)   "Property" (FY2004 1st half, JPY2,273 thousand) and "Equipment"
                                                               (FY2004 1st half, JPY19,843 thousand), which were separately stated
                                                               on the FY2003 1st half, are included in "Tangible assets"
                                                               from the current period, because monetary significance
                                                               declines on the FY2004 1st half.

                                                          (4)   "Securities" (FY2004 1st half, JPY1 thousand) and "Guaranty deposit and others" (FY2004 1st half, JPY12,290 thousand), which were separately stated on the FY2003 1st half, are included in
                                                               "Investments and others" from the current period, because
                                                               monetary significance declines on the FY2004 1st half.
--------------------------------------------------------- ----------------------------------------------------------------


 Notes to financial statements
   (For semi-annual balance sheets)                           (Thousands of yen)

              FY2003 1st half                             FY2004 1st half                           FY2003
             (March 31, 2003)                            (March 31, 2004)                    (September 30, 2003)
------------------------------------------  ---------------------------------------- -----------------------------------------------
N1 Accumulated depreciation of property:    N1 Accumulated depreciation of property: N1 Accumulated depreciation of property:
                        JPY 94,962                                       JPY 63,602                               JPY 66,875
------------------------------------------  ---------------------------------------- -----------------------------------------------
                                            N2 JPY782,081 is on deposit in an        N2
                                              escrow account pursuant to the
                 --------                     settlement of the US class action                   Same as left
                                              related to the Company's public
                                              offering of securities.
------------------------------------------  ---------------------------------------- -----------------------------------------------

N3 Treatment of Consumption Tax:            N3 Treatment of Consumption Tax:
    After having been setoff, pre-paid
  consumption tax and pre-received                         Same as left                             --------
  consumption tax are indicated in "Other
  Current Liabilities".
------------------------------------------  ---------------------------------------- -----------------------------------------------
                                                                                     N4 Special dividend in connection with
                                                                                       capital reduction:
                                                                                       Special dividend in connection with
                 --------                              --------                        Capital reduction effective September
                                                                                       9, 2003 was resolved at the
                                                                                       shareholders meeting on July 31, 2003,
                                                                                       and the dividend was paid on September
                                                                                       30, 2003.
                                                                                       Decrease in capital             JPY 7,495,640
                                                                                       Decrease in capital reserve     JPY 6,879,560
                                                                                       ---------------------------------------------
                                                                                       Total amount of reduced capital JPY14,375,200
------------------------------------------  ---------------------------------------- -----------------------------------------------

   (For semi-annual statements of income)                     (Thousands of yen)

              FY2003 1st half                            FY2004 1st half                               FY2003
     (From Oct 1, 2002 to Mar 31, 2003)        (From Oct 1, 2003 to Mar 31, 2004)        (From Oct 1, 2002 to Sep 30, 2003)
--------------------------------------------- -------------------------------------- --------------------------------------------
N1 Depreciation                               N1 Depreciation                        N1 Depreciation
    Property and equipment         JPY15,622      Property and equipment   JPY4,618      Property and equipment        JPY24,812
    Intangible assets               JPY2,455      Intangible assets        JPY2,970      Intangible assets              JPY4,250
--------------------------------- ----------- --------------------------- ---------- --------------------------------- ----------
N2 Major components of special                                                       N2 Major components of special
    income                                                   --------                   income
    Finance guide fee               JPY6,613                                             Finance guide fee             JPY12,924
--------------------------------- ----------- --------------------------- ---------- --------------------------------- ----------
N3 Major components of                        N3 Major components of                 N3 Major components of
  operating expense                             operating expense                      operating expense
    Litigation expense             JPY12,371      Litigation expense       JPY3,100      Litigation expense            JPY23,907
    Depreciation expense            JPY3,890      Rent expense             JPY1,529      Depreciation expense           JPY5,249
                                                                                         Cost for special dividend
                                                                                         in connection with capital     JPY4,412
                                                                                         reduction
--------------------------------- ----------- --------------------------- ---------- --------------------------------- ----------
N4 Major components of special                                                       N4 Major components of special
  income                                                     --------                  income
    Proceeds from sale of assets   JPY12,396                                             Proceeds from sale of assets  JPY14,017
    Bad debt recovered             JPY10,434                                             Bad debt recovered            JPY11,201
--------------------------------- ----------- --------------------------- ---------- --------------------------------- ----------
N5 Major components of special                                                       N5 Major components of special
  loss                                                       --------                   loss
    Provision for settlement      JPY796,325                                             Provision for settlement     JPY782,081
    Loss on disposal of fixed                                                            Loss on disposal of fixed
  assets                           JPY42,253                                             assets                        JPY47,811
    Relocation expense              JPY6,154                                             Relocation expense            JPY18,303
                                                                                         Loss on sales of property
                                                                                         and equipment                  JPY4,417
--------------------------------- ----------- --------------------------- ---------- --------------------------------- ----------

   (For semi-annual statements of cash flows)                 (Thousands of yen)

              FY2003 1st half                           FY2004 1st half                              FY2003
    (From Oct 1, 2002 to Mar 31, 2003)        (From Oct 1, 2003 to Mar 31, 2004)       (From Oct 1, 2002 to Sep 30, 2003)
-------------------------------------------- -------------------------------------- ----------------------------------------------
  The following is the relation between                                               The following is the relation between
cash and cash equivalents at the end of                                             cash and cash equivalents at the end of
the 1st half FY2003 and the items listed                                            the year and the items listed in balance
in balance sheets.                                         --------                 sheets.
  Cash on hand and in banks    JPY16,830,174                                           Cash on hand and in banks    JPY1,930,519
  Time deposits with                                                                   Time deposits with
  maturity more than 3                                                                 maturity more than 3
  months                        JPY (200,000)                                          months                        JPY(200,000)
  Securities                    JPY  200,791                                           Securities                    JPY 200,795
  ------------------------------------------                                           -----------------------------------------
  Cash and cash equivalents    JPY16,830,966                                           Cash and cash equivalents    JPY1,931,315
  ------------------------------------------                                           -----------------------------------------
-------------------------------------------- -------------------------------------- ----------------------------------------------


   (Note) Information for FY2004 1st half (From October 1, 2003 to March 31,
2004) is stated in notes to consolidated financial statements.

   (For lease transactions)


              FY2003 1st half                           FY2004 1st half                              FY2003
     (From Oct 1, 2002 to Mar 31, 2003)        (From Oct 1, 2003 to Mar 31, 2004)      (From Oct 1, 2002 to Sep 30, 2003)
--------------------------------------------- ------------------------------------- ------------------------------------------
There are no significant transactions to be               Same as left                            Same as left
disclosed.
--------------------------------------------- ------------------------------------- ------------------------------------------

   (For securities)
      Semi-annual FY2003 (As of March 31, 2003)
        Carrying value of major securities whose fair value is not available

          Categories        Semi-annual FY2003 amount accounted in balance sheets
--------------------------- -----------------------------------------------------
    Other securities
    Free Financial Fund                               JPY200,791 thousand
--------------------------- -----------------------------------------------------

      Semi-annual FY2004 (As of March 31, 2004)
        There is no investment in subsidiaries with market value.
         Carrying value of major securities whose fair value is not available
          Information for semi-annual FY2004 (As of March 31, 2004) is stated in notes to consolidated financial statements.
  FY2003 (As of September 30, 2003)
         Carrying value of major securities whose fair value is not available

          Categories           FY2003 amount accounted in balance sheets
--------------------------- -----------------------------------------------
    Other securities
    Free Financial Fund                             JPY200,795 thousand
--------------------------- -----------------------------------------------

   (For derivative transaction)
      FY2003 1st half (From October 1, 2002 to March 31, 2003)

         Not applicable

      FY2004 1st half (From October 1, 2003 to March 31, 2004)

         Information is stated in notes to consolidated financial statements.

      FY2003 (From October 1, 2002 to September 30, 2003)

         Not applicable

   (Equity in income (losses) of affiliates)
      FY2003 1st half (From October 1, 2002 to March 31, 2003)

         Not applicable

      FY2004 1st half (From October 1, 2003 to March 31, 2004)

         Information is not stated, because of preparing consolidated semi-annual FY2004 financial statements.

      FY 2003 (From October 1, 2002 to September 30, 2003)

         Not applicable



(Amounts per share information)


                                FY2003 1st half                     FY2004 1st half                         FY2003
                       (From Oct 1, 2002 to Mar 31, 2000  (From Oct 1, 2003 to Mar 31, 2004)   (From Oct 1, 2002 to Sep 31, 2003)
---------------------- ---------------------------------  ----------------------------------  --------------------------------------
Net assets per share                  JPY1,585,131.29                     ----                                   JPY208,108.98
Net income (loss) per                  JPY(45,688.86)                     ----                                   JPY(22,612.17)
share-basic
Net income per
share - diluted                            ----                           ----                                  ----
                            Accounting Standard for Net                                           Since the current year, the
                          Income per Share.                                                     Company has adopted
                            Since the current interim                                           "Accounting Standard for Net
                          period, the Company has                                               Income per Share" (Statement
                          adopted "Accounting Standard                                          of Accounting Standard Board
                          for Net Income per Share"                       ----                  of Japan No.2, issued on
                          (Statement of Accounting                                              Sept. 25, 2002) and "The
                          Standard Board of Japan No.2,                                         Guidance for Implementation
                          issued on Sept. 25, 2002) and                                         of the Accounting Standard
                          "The Guidance for                                                     for Net Income per Share"
                          Implementation of the                                                 (The guidance for
                          Accounting Standard for Net                                           implementation of statement
                          Income per Share" (The                                                of Accounting Standard Boad
                          guidance for implementation                                           of Japan No.4, issued on
                          of statement of Accounting                                            Sept. 25, 2002).
                          Standard Board of Japan No.4,                                           There is no effect on per
                          issued on Sept. 25, 2002).                                            share information of the
                            There is no effect on per                                           current period and FY2002 by
                          share information of FY2002                                           the adoption of both rules.
                          1st half and FY2002 by the
                          adoption of both rules.
---------------------- ---------------------------------  ----------------------------------  --------------------------------------

   (Notes) 1 Net income per share - diluted is not stated in prior fiscal year because there is no premium on issuing stock purchase warrants.
           2 Net income per share - basic for the period is calculated based on the following figures.

                                     FY2003 1st half                    FY2004 1st half                        FY2003
                           (From Oct 1, 2002 to Mar 31, 2003)  (From Oct 1, 2003 to Mar 31, 2004) (From Oct 1, 2002 to Sep 31, 2003)
-------------------------- ---------------------------------- ----------------------------------- ----------------------------------
Net income                            JPY(468,183) thousand                  ----                           JPY (232,113) thousand
-------------------------- ---------------------------------- ----------------------------------- ----------------------------------
Amount not attributable                        ----                          ----                               ----
to common shareholders
-------------------------- ---------------------------------- ----------------------------------- ----------------------------------
Net income attributable               JPY(468,183) thousand                  ----                            JPY(232,113) thousand
to common stock
-------------------------- ---------------------------------- ----------------------------------- ----------------------------------
Average number of shares                      10,260 shares                  ----                                    10,264 shares
outstanding during the
period
-------------------------- ---------------------------------- ----------------------------------- ----------------------------------
Information of diluted      (Stock Option)                                                         (Stock Option)
shares, which is not         Resolution at                                                           Resolution at Extraordinary
included in calculation    Extraordinary Shareholders'                                             Shareholders' Metting on May 31,
of quarterly net income    Metting on May 31, 2000                           ----                  2000
per share for the current  Amounts paid: JPY3,000 thousand                                         Amounts paid: JPY3,000 thousand
period due to no dilutive  (unsecured bonds with                                                   (unsecured bonds with
effect.                    subscription rights)                                                    subscription rights)
                           The 3rd unsecured bonds                                                 The 3rd unsecured bonds (with
                           (with stock warrants)                                                   stock warrants)
                           Face amount:                                                            Face amount:
                                     JPY1,687,000 thousand                                                   JPY1,687,000 thousand

-------------------------- ---------------------------------- ----------------------------------- ----------------------------------

           3 FY2004 1st half (From October 1, 2003 to March 31, 2004) is not stated, because of preparing consolidated semi-annual FY2004.

(Significant subsequent events)

   FY2003 1st half (From October 1, 2002 to March 31, 2003)

      On June 20, 2003, the Board of Directors resolved a distribution of cash to shareholders in connection with reduction of common stock and additional paid-in capital pursuant to Japanese Commercial Code ("Reduction") at the directors' meeting subject to approval of an extraordinary shareholders' meeting scheduled on July 31, 2003. In the light of factors including present conditions, size of business at present or in the anticipated future, margin of safety, and operational efficiency, the Company has concluded that it has excessive amount of funds in comparison with the appropriate level for the size of its business. Therefore, the Company has decided to distribute cash in connection with Reduction.

      (1) Method to reduce common stock: Distribution of cash to shareholders without the retirement of shares
      (2) Amount to be reduced from common stock: 7,495,640,000 yen
      (3) Balance of common stock after reduction of capital: 566,685,000 yen
      (4) Method to reduce additional paid-in capital: Distribution of cash to shareholders reducing additional paid-in capital
      (5) Amount to be reduced form additional paid-in capital: 6,879,560,000 yen
      (6) Balance of additional paid-in capital after reduction of capital:
          465,101,736 yen
      (7) Total amount of cash distributed to the shareholders: 14,375,200,000 yen
      (8) Schedule of capital reduction:
                    The record date of refunds                  August 18, 2003
                    The due date of opposition by creditors   September 8, 2003
                    Effective date                            September 9, 2003

   FY2004 1st half (From October 1, 2003 to March 31, 2004)
    Not applicable

   FY2003 (From October 1, 2002 to September 31, 2003)
    Not applicable

(2) (Others)
     Not applicable


Part 6 (Reference for the Company)

   The following is submitted from the beginning of 1st half of FY2004 to the filing date of financial report of 1st half of FY2004.

Yuka Shouken Hohkokusho        Fiscal Year       From Oct 1, 2002  December 24, 2003
and Attached document       (8th Fiscal year)    To Sept 30, 2003  Filed to the Chief of Kanto Local Office Bureaus



Part II  (INFORMATION ON THE COMPANY'S GUARANTOR)
   Not applicable.

                   Semi-annual Report of Independent Auditors

                                                                   June 23, 2004
Crayfish Co., Ltd.
   To the Board of Directors
                                                                     Sanyu & Co.
                       Representative and Engagement Partner:         Jun Sugita
                       Representative and Engagement Partner:   Yoshinori Kawano

   Pursuant to Article 193-2 of "Securities and Exchange Law", we have audited the semi-annual consolidated financial statements of Crayfish Co., Ltd. (the "Company") including the Company's semi-annual consolidated balance sheets, semi-annual consolidated statements of operations, semi-annual consolidated statements of retained earnings, semi-annual consolidated statements of cash flows and supplement schedules thereto, as reported in the "Semi-annual financial information" for the semi-annual consolidated accounting period from October 1, 2003 to March 31, 2004 of the Company's consolidated 9th fiscal year from October 1, 2003 to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with semi-annual auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, our audit was made in accordance with generally accepted semi-annual consolidated auditing standards and all relevant semi-annual consolidated auditing procedures were carried out as are normally required. And these semi-annual consolidated financial statements are service to shareholders. This semi-annual audited mainly does analytic procedure in according to need to add audited procedure. We believe that our audit provides a reasonable basis for our opinion.



   In our opinion, the semi-annual consolidated financial statements referred to above present fairly, in all material respects the semi-annual consolidated financial positions of Crayfish Co., Ltd. and consolidated subsidiary at the semi-annual consolidated accounting period from October 1, 2003 to March 31, 2004 of the Company's consolidated 9th fiscal year from October 1, 2003 to September 30, 2004, and the results of its operations and its cash flows for the semi-annual period in conformity with accounting principles and practices generally accepted in Japan.


   We have no interest in the Company that should be disclosed pursuant to the provision of the Certified Public Accountant Law.



--------------------------------------------------------------------------------
   This Semi-annual Report of Independent Auditors is a computerized one, the master copy of it is kept by the Company.

                            Semi-annual Audit Report

                                                                   June 27, 2003
Crayfish Co., Ltd.
   President and Representative Director: Kazuhiro Muraki




                                                                     Sanyu & Co.
                        Representative and Engagement Partner:        Jun Sugita
                        Representative and Engagement Partner:  Yoshinori Kawano
                                           Engagement Partner:       Jyoji Kaito

   Pursuant to Article 193-2 of "Securities and Exchange Law", we have performed semi-annual audit procedures to the semi-annual financial statements, namely the semi-annual balance sheet, the semi-annual statement of operations and retained earnings, and the statement of cash flows of Crayfish Co., Ltd. (the "Company") included in "Financial Statements" for the semi-annual accounting period from October 1, 2002 to March 31, 2003 of the Company's 8th fiscal year from October 1, 2002 to September 30, 2003.

   Our semi-annual audit procedures were in accordance with generally accepted semi-annual auditing standards and all relevant auditing procedures were carried out as are normally required for semi-annual audit. This means that we have omitted certain audit procedures normally required for an audit of annual financial statements in accordance with Paragraph 2 of the semi-annual auditing standards for field work.

   As a result of our semi-annual audit procedures, it is our opinion that the accounting policies and treatments adopted by the Company in the preparation of the semi-annual financial statements referred to above are in accordance with generally accepted accounting principles, and that such accounting policies are consistent with those applied in the prior accounting term. It is also our opinion that the presentation of these semi-annual financial statements is in conformity with "Regulations Concerning the Terminology, Forms and Preparation Methods of the Semi-annual Financial Statements" (Ministry of Financial Ordinance No. 38, 1977)

   Accordingly, it is our opinion that aforementioned semi-annual financial statements present useful information regarding the financial position of the Company as of March 31, 2003, and the results of operations and cash flows for the semi-annual accounting period then ended.

   As described in "Significant subsequent events" in the notes to the financial statements, on June 20, 2003, the Board of Directors approved, subject to resolution of the Extraordinary Shareholders' Meeting scheduled on July 31, 2003, a distribution of cash to the shareholders in connection with reduction of common stock without the retirement of shares and additional paid-in capital to the amount of 7,495,640,000 yen and 6,879,560,000yen, respectively.

   We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accounting Law.



--------------------------------------------------------------------------------
   This Semi-annual Audit Report is a computerized one, the master copy of it is kept by the Company.

                   Semi-annual Report of Independent Auditors

                                                                   June 23, 2004
Crayfish Co., Ltd.
   To the Board of Directors
                                                                     Sanyu & Co.
                         Representative and Engagement Partner:       Jun Sugita
                         Representative and Engagement Partner: Yoshinori Kawano

   Pursuant to Article 193-2 of "Securities and Exchange Law", we have audited the semi-annual financial statements of Crayfish Co., Ltd. (the "Company") including the Company's semi-annual balance sheets, semi-annual statements of operations, semi-annual statements of retained earnings, semi-annual statements of cash flows and supplement schedules thereto, as reported in the "Semi-annual financial information" for the semi-annual accounting period from October 1, 2003 to March 31, 2004 of the Company's 9th fiscal year from October 1, 2003 to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with semi-annual auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, our audit was made in accordance with generally accepted semi-annual auditing standards and all relevant semi-annual auditing procedures were carried out as are normally required. And these semi-annual financial statements are service to shareholders. This semi-annual audited mainly does analytic procedure in according to need to add audited procedure. We believe that our audit provides a reasonable basis for our opinion.



   In our opinion, the semi-annual financial statements referred to above present fairly, in all material respects the semi-annual financial positions of Crayfish Co., Ltd. at the semi-annual accounting period from October 1, 2003 to March 31, 2004 of the Company's 9th fiscal year from October 1, 2003 to September 30, 2004, and the results of its operations and its cash flows for the semi-annual period in conformity with accounting principles and practices generally accepted in Japan.



   We have no interest in the Company that should be disclosed pursuant to the provision of the Certified Public Accountant Law.


--------------------------------------------------------------------------------
   This Semi-annual Report of Independent Auditors is a computerized one, the master copy of it is kept by the Company.